UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS SECOND-QUARTER 2014 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢	Consolidated net sales and operating segment income grew by 7.1% and 3.6%, respectively

➢	Content advertising revenues for the quarter and the first half of the year expanded at a rate of 6.0% and 6.9%, respectively

➢	Royalties from Univision reached US$84.0 million, a growth of 19.1% from the second-quarter last year

➢	In the quarter, net additions in Sky accelerated to 203 thousand subscribers and revenues grew by 8.3%

➢	Telecommunications reached 5.4 million revenue generating units (RGUs), with strong growth in data and voice of 26.3% and 21.9%, respectively

Consolidated Results

Mexico City, D.F., July 7, 2014—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for second-quarter 2014. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended June 30, 2014 and 2013, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2014 with 2013:

	2Q’14	Margin %	2Q’13	Margin %	Change %
Net sales	19,344.4	100.0	18,065.0	100.0	7.1
Operating segment income	8,015.8	40.7	7,733.7	42.0	3.6
Net income	2,642.5	13.7	2,211.8	12.2	19.5
Net income attributable to stockholders of the Company	2,211.6	11.4	1,825.5	10.1	21.2

Net sales increased 7.1% to Ps.19,344.4 million in second-quarter 2014 compared with Ps.18,065.0 million in second-quarter 2013. This increase was mainly attributable to revenue growth in Content, Telecommunications, and Sky segments. Operating segment income increased by 3.6%, reaching Ps.8,015.8 million with a margin of 40.7%.

Net income attributable to stockholders of the Company increased to Ps.2,211.6 million in second-quarter 2014 compared with Ps.1,825.5 million in second-quarter 2013. The net increase of Ps.386.1 million reflected (i) a Ps.591.6 million change in share of income or loss of joint ventures and associates, net; and (ii) a Ps.20.9 million decrease in other expense, net. These favorable variances were partially offset by (i) a Ps.108.2 million decrease in operating income before other expense, net; (ii) a Ps.64.6 million increase in finance expense, net; (iii) a Ps.44.6 million increase in net income attributable to non-controlling interests; and (iv) a Ps. 9.0 million increase in income taxes.

Second-quarter Results by Business Segment

The following table presents second-quarter consolidated results ended June 30, 2014 and 2013, for each of our business segments. Consolidated results for 2014 and 2013 are presented in millions of Mexican pesos.

Net Sales	2Q’14%		2Q’13%		Change %
Content	8,605.6	43.7	8,241.7	44.8	4.4
Sky	4,333.1	22.0	4,000.9	21.7	8.3
Telecommunications	4,803.7	24.4	4,188.4	22.8	14.7
Other Businesses	1,946.9	9.9	1,966.2	10.7	(1.0)
Segment Net Sales	19,689.3	100.0	18,397.2	100.0	7.0
Intersegment Operations1	(344.9)		(332.2)		(3.8)
Net Sales	19,344.4		18,065.0		7.1

Operating Segment Income2	2Q’14	Margin %	2Q’13	Margin %	Change %
Content	3,957.5	46.0	4,066.8	49.3	(2.7)
Sky	2,082.0	48.0	1,881.0	47.0	10.7
Telecommunications	1,778.2	37.0	1,578.6	37.7	12.6
Other Businesses	198.1	10.2	207.3	10.5	(4.4)
Operating Segment Income	8,015.8	40.7	7,733.7	42.0	3.6
Corporate Expenses	(391.4)	(2.0)	(277.8)	(1.5)	(40.9)
Depreciation and Amortization	(2,705.6)	(14.0)	(2,428.9)	(13.4)	(11.4)
Other Expense, net	(51.4)	(0.3)	(72.3)	(0.4)	28.9
Operating Income	4,867.4	25.2	4,954.7	27.4	(1.8)

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Content	Second-quarter sales increased by 4.4% to Ps.8,605.6 million compared with Ps.8,241.7 million in second-quarter 2013.

Millions of Mexican pesos	2Q’14%	2Q’13%	Change %
Advertising	6,264.7	72.8	5,911.4	71.7	6.0
Network Subscription Revenue	672.0	7.8	881.7	10.7	(23.8)
Licensing and Syndication	1,668.9	19.4	1,448.6	17.6	15.2
Net Sales	8,605.6	100.0	8,241.7	100.0	4.4

Advertising
Advertising revenue increased by 6.0% to Ps.6,264.7 million compared with Ps.5,911.4 million in second-quarter 2013. These results reflect the ongoing success of our content, the transmission of the 2014 World Cup, and also the strength of broadcast television as the advertising platform of choice. Advertising in pay-TV networks increased 25.1% and represented 6.2% of our advertising revenues.

Network Subscription Revenue
Second-quarter Network Subscription Revenue decreased by 23.8% to Ps.672.0 million compared with Ps.881.7 million in second-quarter 2013. These results reflect forgone revenue as a result of the implementation of the must-offer ruling that came into effect with the constitutional reform in matters of telecommunications. Among other measures, this reform requires us to allow the retransmission free of charge and on a non-discriminatory basis of free-to-air television signals to pay-TV licensees that operate in the same area of geographic coverage, subject to certain conditions being met.

Licensing and Syndication
Second-quarter Licensing and Syndication revenue increased by 15.2% to Ps.1,668.9 million compared with Ps.1,448.6 million in second-quarter 2013. The increase is explained mainly by a growth of 19.1% in royalties from Univision, to US$84.0 million in second-quarter 2014 from US$70.5 million in second-quarter 2013. The other revenue components of Licensing and Syndication, royalties from Netflix and exports to the rest of the world, remained relatively stable.

Second-quarter operating segment income decreased by 2.7% to Ps.3,957.5 million compared with Ps.4,066.8 million in second-quarter 2013. The margin was 46.0%. The drop in the margin of 330 basis points from same quarter last year is mainly explained by the implementation of the must-offer ruling and the expenses related to the broadcasting of the 2014 World Cup.

Sky

Second-quarter sales increased by 8.3% to Ps.4,333.1 million compared with Ps.4,000.9 million in second-quarter 2013. The increase was driven by accelerated growth in the subscriber base in Mexico, which is explained by the continued success of Sky’s low-cost offerings and the attractiveness of Sky’s traditional pay-TV packages. In addition, the business benefited from the 24 matches of the 2014 World Cup that Sky transmitted on an exclusive basis. The number of net active subscribers increased by 203,262 during the quarter to 6,357,552 as of June 30, 2014, compared with 5,646,254 as of June 30, 2013. Sky ended the quarter with 199,893 subscribers in Central America and the Dominican Republic.

Second-quarter operating segment income increased by 10.7% to Ps.2,082.0 million compared with Ps.1,881.0 million in second-quarter 2013, and the margin was 48.0%, an increase of 100 basis points from same quarter last year. Sky benefited from higher revenues and lower programming costs resulting from the must-offer ruling, which were partially compensated by higher programming expenses related mainly to the transmission of certain matches of the 2014 World Cup.

Telecommunications

Second-quarter sales increased by 14.7% to Ps.4,803.7 million compared with Ps.4,188.4 million in second-quarter 2013. Revenues from our three cable operations Cablevisión, Cablemás and TVI experienced solid growth. Our three cable companies continue to benefit from the fast adoption of voice and data services. Voice and data revenue generating units, or RGUs, grew by 21.9% and 26.3% compared with second-quarter 2013, respectively, and video RGUs grew by 6.9%. Bestel revenues increased by 12.2% compared with second-quarter 2013 mainly as a result of higher managed services sales.

The following table sets forth the breakdown of subscribers for each of our three cable subsidiaries as of June 30, 2014.

2Q’14	Cablevisión	Cablemás	TVI	Total
Video	883,478	1,212,790	474,331	2,570,599
Broadband	717,643	780,554	342,151	1,840,348
Voice	436,473	386,451	167,861	990,785
RGUs	2,037,594	2,379,795	984,343	5,401,732

Second-quarter operating segment income increased by 12.6% to Ps.1,778.2 million compared with Ps.1,578.6 million in second-quarter 2013, and the margin was 37.0%, a drop of 70 basis points from same quarter last year. Our Telecommunications business benefited from lower programming costs, as a result of the must-offer ruling, which were partially compensated by higher personnel costs and selling expenses.

The following table sets forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our four telecommunications subsidiaries for the quarter

Millions of Mexican pesos	Cablevisión	Cablemás	TVI	Bestel
Revenue(1)	1,596.6	1,683.4	779.6	835.7
Operating Segment Income(1)	672.8	635.2	344.2	293.7
Margin	42.1%	37.7%	44.2%	35.1%

(1) These results do not include consolidation adjustments of Ps.91.6 million in revenues nor Ps.167.7 million in Operating Segment Income, which are considered in the consolidated results of Telecommunications.

Other Businesses
Second-quarter sales decreased by 1.0% to Ps.1,946.9 million compared with Ps.1,966.2 million in second-quarter 2013. This decrease is explained mainly by i) a decrease in the revenues of our soccer business due to lower ticket sales; and ii) a decrease in the revenues of our publishing business as a result of lower circulation and advertising revenues abroad. This effect was partially compensated by i) an increase in the revenues of our gaming business as a result of higher casino halls and lottery revenues; ii) an increase in the revenues of our radio business due to higher advertising revenues; and iii) an increase in the revenues of our feature-film distribution business thanks to the success of the movie “Cásese Quien Pueda”, and distribution revenues in the United States.

Second-quarter operating segment income decreased 4.4% to Ps.198.1 million compared with Ps.207.3 million in second-quarter 2013, mainly reflecting lower profitability in the publishing and soccer businesses.

Corporate Expenses

Corporate expense increased by Ps.113.6 million, or 40.9%, to Ps.391.4 million in second-quarter 2014, from Ps.277.8 million in second-quarter 2013. The increase reflected primarily a higher share-based compensation expense.

Share-based compensation expense in second-quarter 2014 and 2013 amounted to Ps.224.4 million and Ps.152.5 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period. The increase of Ps.71.9 million reflected primarily a higher number of our CPOs conditionally sold to officers and employees in our Telecommunications segment, as well as the increase in the market price of our CPO from last year.

Other Expense, net

Other expense, net, decreased by Ps.20.9 million, or 28.9%, to Ps.51.4 million in second-quarter 2014, from Ps.72.3 million in second-quarter 2013. This decrease primarily reflected a reduction in other expense related to financial advisory and professional services, loss on disposition of property and equipment, and donations, as well as a gain on disposition of a soccer team.

Non-operating Results

Finance Expense, net

The following table sets forth the finance expense (income), net, stated in millions of Mexican pesos for the quarters ended June 30, 2014 and 2013.

	2Q’14	2Q’13	Increase (decrease)
Interest expense	1,396.1	1,165.4	230.7
Interest income	(290.6)	(228.0)	(62.6)
Foreign exchange loss, net	24.0	230.3	(206.3)
Other finance expense, net	107.7	4.9	102.8
Finance expense, net	1,237.2	1,172.6	64.6

The finance expense, net, increased by Ps.64.6 million, or 5.5%, to Ps.1,237.2 million in second-quarter 2014 from Ps.1,172.6 million in second-quarter 2013. This increase reflected primarily (i) a Ps.230.7 million increase in interest expense, due primarily to a higher average principal amount of debt and finance lease obligations in second-quarter 2014; and (ii) a Ps.102.8 million increase in other finance expense, net, resulting primarily from changes in fair value of derivative financial instruments. These unfavorable variances were offset by (i) a Ps.206.3 million decrease in foreign exchange loss resulting primarily from an 0.4% appreciation of the Mexican peso against the US dollar in second-quarter 2014 compared with a 5.5% depreciation in second-quarter 2013; and (ii) a Ps.62.6 million increase in interest income explained primarily by a higher average amount of cash, cash equivalents, and investments in second-quarter 2014.

Share of Income or Loss of Joint Ventures and Associates, net

Share of income or loss of joint ventures and associates, net, changed by Ps.591.6 million to a share of income of joint ventures and associates, net, of Ps.129.8 million in second-quarter 2014 from a share of loss of joint ventures and associates, net, of Ps.461.8 million in second-quarter 2013. This change reflected mainly a lower loss of GSF, our 50% joint venture in the Iusacell telecom business, as well as a higher income of BMP, the controlling company of Univision.

Income Taxes

Income taxes increased by Ps.9.0 million, or 0.8%, to Ps.1,117.5 million in second-quarter 2014 compared with Ps.1,108.5 million in second-quarter 2013. This increase reflected primarily a higher effective income tax rate.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.44.6 million, or 11.5%, to Ps.430.9 million in second-quarter 2014, compared with Ps.386.3 million in second-quarter 2013. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Sky segment.

Other Relevant Information

Capital Expenditures and Investments

During second-quarter 2014, we invested approximately US$245.6 million in property, plant and equipment as capital expenditures. These capital expenditures include approximately US$120.1 million for our Telecommunications segment, US$89.6 million for our Sky segment, and US$35.9 million for our Content and Other Businesses segments.

Our investment in property, plant and equipment in our Telecommunications segment during second-quarter 2014 included approximately US$33.6 million for Cablevisión, US$40.5 million for Cablemás, US$28.6 million for TVI, and US$17.4 million for Bestel.

Debt and Finance Lease Obligations

The following table sets forth our total debt and finance lease obligations as of June 30, 2014 and December 31, 2013. Amounts are stated in millions of Mexican pesos.

	June 30, 2014	Dec 31, 2013	Increase (decrease)
Short-term debt and current portion of long-term debt	535.4	312.7	222.7

Long-term debt, net of finance costs of Ps.1,309.8 and Ps.807.0 as of June 30, 2014 and December 31, 2013, respectively	73,428.9	59,743.1	13,685.8

Total debt	73,964.3	60,055.8	13,908.5

Current portion of finance lease obligations	318.3	424.7	(106.4)

Long-term finance lease obligations	4,369.1	4,494.5	(125.4)

Total finance lease obligations	4,687.4	4,919.2	(231.8)

As of June 30, 2014, our consolidated net debt position (total debt less cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments) was Ps.31,497.0 million. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of June 30, 2014, amounted to Ps.5,431.9 million.

In April 2014, we concluded an offering of Ps.6,000 million aggregate principal amount of local bonds (Certificados Bursátiles) due 2021 with an interest rate of the 28-day Interbank Equilibrium Interest Rate plus 0.35%, registered with the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

In May 2014, we concluded an offering of US$1,000 million aggregate principal amount of 5.00% Senior Notes due 2045 registered with the U.S. Securities and Exchange Commission.

In June 2014, we deposited cash into irrevocable trust accounts for the benefit of creditors of our peso-denominated long-term bank loans that represented a principal amount of Ps.4,500 million.

Shares Outstanding

As of June 30, 2014 and December 31, 2013, our shares outstanding amounted to 338,373.3 million and 335,501.0 million shares, respectively, and our CPO equivalents outstanding amounted to 2,892.1 million and 2,867.5 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of June 30, 2014 and December 31, 2013, the GDS (Global Depositary Shares) equivalents outstanding amounted to 578.4 million and 573.5 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

About Televisa

Televisa is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It operates four broadcast channels in Mexico City, produces and distributes 24 pay-TV brands for distribution in Mexico and the rest of the world, and exports its programs and formats to the U.S. through Univision Communications Inc. (“Univision”) and to other television networks in over 50 countries. Televisa is also an active participant in Mexico’s telecommunications industry. It has a majority interest in Sky, a leading direct-to-home satellite television system operating in Mexico, the Dominican Republic and Central America and in four telecommunications businesses: Cablevisión, Cablemás, TVI, and Bestel. Through its cable companies, Televisa offers video, voice, and broadband services. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal Internet portal, and gaming. In addition, Televisa has a 50% equity stake in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), the controlling company of Grupo Iusacell, S.A. de C.V. (“Iusacell”), Mexico’s third largest mobile telecom provider in terms of subscribers. In the United States, Televisa has equity and debentures that, upon conversion and subject to any necessary approval from the Federal Communications Commission (“FCC”) in the United States, would represent approximately 38% on a fully diluted, as-converted basis of the equity capital in Broadcasting Media Partners, Inc. (“BMP”), the controlling company of Univision, the leading media company serving the United States Hispanic market.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)

###

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Eduardo Nestel / Tel: (52 55) 5261 2438 / enestel@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / rmoctezumag@televisa.com.mx

www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2014 AND DECEMBER 31, 2013
(Millions of Mexican Pesos)

	June 30,		December 31,
	2014		2013
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	31,962.6	Ps.	16,692.0
Temporary investments		5,072.8		3,723.0
Trade notes and accounts receivable, net		15,238.8		20,734.1
Other accounts and notes receivable, net		2,018.1		2,405.9
Derivative financial instruments		1.1		3.4
Due from affiliated companies		1,444.5		1,353.6
Transmission rights and programming		6,214.9		4,970.6
Inventories, net		2,021.6		1,718.4
Other current assets		2,699.4		1,606.7
Total current assets		66,673.8		53,207.7

Non-current assets:
Derivative financial instruments		1.0		4.9
Transmission rights and programming		8,843.5		9,064.9
Investments in financial instruments		38,912.6		38,016.4
Investments in joint ventures and associates		18,180.7		18,250.8
Property, plant and equipment, net		53,609.7		53,476.5
Intangible assets, net		11,238.5		11,382.3
Deferred income taxes		10,639.5		10,608.8
Other assets		110.0		96.6
Total non-current assets		141,535.5		140,901.2
Total assets	Ps.	208,209.3	Ps.	. 194,108.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2014 AND DECEMBER 31, 2013
(Millions of Mexican Pesos)

	June 30,		December 31,
	2014		2013
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Short-term debt and current portion of long-term debt	Ps.	535.4	Ps.	312.7
Current portion of finance lease obligations		318.3		424.7
Trade payables		13,410.7		10,719.5
Customer deposits and advances		15,477.4		21,962.9
Taxes payable		1,278.8		1,692.4
Interest payable		894.7		796.2
Employee benefits		963.6		857.9
Due to affiliated companies		80.8		183.3
Other accrued liabilities		3,838.9		3,333.5
Total current liabilities		36,798.6		40,283.1
Non-current liabilities:
Long-term debt, net of current portion		73,428.9		59,743.1
Finance lease obligations, net of current portion		4,369.1		4,494.5
Derivative financial instruments		477.7		335.3
Customer deposits and advances		744.4		474.0
Income taxes payable		6,368.2		6,800.8
Other long-term liabilities		2,610.4		3,318.9
Post-employment benefits		134.8		79.8
Total non-current liabilities		88,133.5		75,246.4
Total liabilities		124,932.1		115,529.5

EQUITY
Capital stock		4,978.1		4,978.1
Additional paid-in-capital		15,889.8		15,889.8
		20,867.9		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		54,624.8		47,010.6
Net income for the period		3,065.5		7,748.3
		59,829.3		56,897.9
Accumulated other comprehensive income, net		3,914.4		3,394.0
Shares repurchased		(12,334.0)		(12,848.4)
		51,409.7		47,443.5
Equity attributable to stockholders of the Company		72,277.6		68,311.4
Non-controlling interests		10,999.6		10,268.0
Total equity		83,277.2		78,579.4 5
Total liabilities and equity	Ps.	208,209.3	Ps.	194,108.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(Millions of Mexican Pesos)

	Three months ended June 30,				Six months ended June 30,
	2014		2013		2014		2013
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Net sales	Ps.	19,344.4	Ps.	18,065.0	Ps.	36,268.5	Ps.	33,584.5

Cost of sales		10,151.3		9,429.9		19,888.4		18,418.0

Selling expenses		2,030.4		1,655.8		3,984.6		3,228.6

Administrative expenses		2,243.9		1,952.3		4,331.2		3,854.9
Income before other (expense) income		4,918.8		5,027.0		8,064.3		8,083.0
Other (expense) income, net		(51.4)		(72.3)		(213.2)		261.9
Operating income		4,867.4		4,954.7		7,851.1		8,344.9
Finance expense		(1,527.8)		(1,400.6)		(2,917.0)		(2,541.9)
Finance income		290.6		228.0		562.0		529.9
Finance expense, net		(1,237.2)		(1,172.6)		(2,355.0)		(2,012.0)
Share of income (loss) of joint ventures
and associates, net		129.8		(461.8)		(68.8)		(723.4)
Income before income taxes		3,760.0		3,320.3		5,427.3		5,609.5
Income taxes		1,117.5		1,108.5		1,601.0		1,864.5
Net income	Ps.	2,642.5	Ps.	2,211.8	Ps.	3,826.3	Ps.	3,745.0

Net income attributable to:
Stockholders of the Company	Ps.	2,211.6	Ps.	1,825.5	Ps.	3,065.5	Ps.	2,895.2
Non-controlling interests		430.9		386.3		760.8		849.8
Net income	Ps.	2,642.5	Ps.	2,211.8	Ps.	3,826.3	Ps.	3,745.0

Basic earnings per CPO attributable
to stockholders of the Company	Ps.	0.77	Ps.	0.63	Ps.	1.07	Ps.	1.01

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 8, 2014	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel